                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ----------------------------------------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2002

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 1-10767

         A. Full title of plan and the address of the plan, if different from that of the issuer named below:


                       THE PROFIT SHARING AND 401(k) PLAN


         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       VALUE CITY DEPARTMENT STORES, INC.
                              3241 Westerville Road
                              Columbus, Ohio 43224

   THE PROFIT SHARING AND 401(K) PLAN

   Financial Statements as of December 31, 2002 and 2001 and Supplemental Schedule for the Year Ended December 31, 2002 and Independent Auditors' Report

THE PROFIT SHARING AND 401(K) PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Plan Benefits                                                            2

   Statement of Changes in Net Assets Available for Plan Benefits                                                  3

   Notes to Financial Statements                                                                                  4-6

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2002:

   Form 5500 Schedule H, Line 4i, Schedule of Assets                                                               8

SIGNATURE                                                                                                          9



The following exhibits are being filed herewith:

Exhibit No.             Description:                                               Page Number
-----------             ------------                                               -----------
       23               Independent Auditors' Consent                                 11

       99               Section 906 Certification                                     12


INDEPENDENT AUDITORS' REPORT

To the Plan Committee
  of The Profit Sharing and 401(k) Plan

We have audited the accompanying financial statements of The Profit Sharing and 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and for the year ended December 31, 2002, listed in the Table of Contents. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these supplemental financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 16, 2003

THE PROFIT SHARING AND 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


                                                       2002                2001
INVESTMENTS--At fair value:
  Mutual funds                                     $ 79,082,321        $ 84,128,222
  Common collective fund                             65,742,160          63,430,467
  Common stock                                        5,352,539           8,176,247
                                                   ------------        ------------

           Total investments--at fair value         150,177,020         155,734,936

PARTICIPANT LOANS                                     9,059,471           8,564,691

RECEIVABLES:
  Employee contributions                                515,634             509,143
  Employer matching contributions                       327,885             307,178
  Employer profit sharing contributions               1,147,505           1,281,754
                                                   ------------        ------------

           Total receivables                          1,991,024           2,098,075
                                                   ------------        ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $161,227,515        $166,397,702
                                                   ============        ============


See notes to financial statements.

THE PROFIT SHARING AND 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS:
  Investment income:
    Dividends and interest                                                       $     163,514
    Net realized and unrealized depreciation in fair value of investments          (20,131,033)
                                                                                 -------------

           Total investment loss--net                                              (19,967,519)
                                                                                 -------------

  Contributions:
    Employee                                                                        18,481,751
    Employer matching                                                               10,805,933
    Employer profit sharing                                                          1,309,866
    Rollovers                                                                        1,458,713
                                                                                 -------------

           Total contributions                                                      32,056,263
                                                                                 -------------

           Total additions                                                          12,088,744
                                                                                 -------------

DEDUCTIONS FROM NET ASSETS:
  Distributions to participants                                                     17,163,434
  Fees                                                                                  95,497
                                                                                 -------------

           Total deductions                                                         17,258,931
                                                                                 -------------

NET DECREASE                                                                        (5,170,187)

NET ASSETS AVAILABLE FOR PLAN BENEFITS--Beginning of year                          166,397,702
                                                                                 -------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS--End of year                              $ 161,227,515
                                                                                 =============


See notes to financial statements.

THE PROFIT SHARING AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      GENERAL--The following description of The Profit Sharing and 401(k) Plan (the "Plan") is provided for general information only. Interested parties should refer to the Plan document for more complete information.

      The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. Heritage Trust Company is the trustee and asset custodian of the Plan; Lifestyle and Company stock fund assets are in the custody of Reliance Trust Company.

      CONTRIBUTIONS TO THE PLAN--The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 30% of his or her cash compensation on a pretax basis, not to exceed $11,000 per participant for the year ended December 31, 2002 ($12,000 for participants over the age of 50). Effective January 1, 2001 the match formula is as follows:

      EMPLOYEE CONTRIBUTION                                EMPLOYER MATCH
      ---------------------                                --------------

              1%                                               1%
              2%                                               2%
              3%                                               3%
              4%                                              3.5%
              5%                                               4%
              6%                                              4.5%


      The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 2002 was approximately $1,147,000.

      INVESTMENT OPTIONS--Participants have the option to direct the investment of their accounts among alternative investment funds selected by the Plan committee. A participant chooses from a number of different mutual fund options. In addition, participants who are employees of Schottenstein Stores Corporation and Value City Department Stores, Inc. are able to invest in the stock of Value City Department Stores, Inc. and employees of American Eagle Outfitters, Inc. are able to invest in the stock of American Eagle Outfitters, Inc.

      ELIGIBILITY AND VESTING--Full-time employees are eligible for participation in the Plan on the first of the month following the completion of 60 days of service, and having attained the age of twenty-one. Part-time employees are eligible after completion of 1,000 hours of service within a year.

      Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of service. Participants are fully vested at the end of the fifth year of service.

      ALLOCATION OF INVESTMENT INCOME AND FORFEITURES--Investment income for each fund is allocated to the applicable participants' accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participants' compensation. The Plan's forfeitures are immediately available to offset employer contributions.

      BENEFIT PAYMENTS--Benefits are generally payable upon the participating employee's retirement, death, disability or termination of employment and are paid as a lump-sum amount.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The financial statements are prepared using the accrual basis of accounting.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      VALUATION OF INVESTMENTS--Investments are stated at fair value.

      Unrealized appreciation (depreciation) of assets is based on fair values at year end and fair values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the fair value of the assets at the beginning of the Plan year or cost at the time of purchase during the year.

      Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

      PARTICIPANT LOANS--Subject to certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan Committee. Principal and interest are paid ratably through payroll deductions. Participant loans are valued at cost which approximates fair value.

3.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company, by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan Administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC. The Company has applied for a Determination Letter in connection with the GUST and EGTTRA amendments made during the plan years since the 1996 Determination Letter.

4.    INVESTMENTS

      The fair value of investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 2002 and 2001, is as follows:

                                                          2002               2001

      MFS Institutional Fixed Fund                     $65,742,160        $63,430,467
      Massachusetts Investors Trust Fund                                    9,717,069
      Massachusetts Investors Growth Stock Fund         13,476,284         19,139,224
      MFS Capital Opportunities Fund                                        9,910,279
      Reliance Trust Conservative Portfolio             12,166,014
      Reliance Trust Moderate Portfolio                  8,385,493          8,402,232


      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,131,033 as follows:

      Mutual funds              $(15,456,745)
      Common stock                (4,674,288)
                                ------------
      Total depreciation        $(20,131,033)
                                ============


5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are funds managed by MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as a party in interest. Additionally, as Value City Department Stores (VCDS) and American Eagle Corporation are affiliated companies, the transactions in the VCDS Stock Fund and American Eagle Stock Fund qualify as a party in interest. Participant loans also qualify as a party in interest.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING AND 401(K) PLAN

FORM 5500 SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS (HELD
AT DECEMBER 31, 2002)
-------------------------------------------------------------------------------


     IDENTITY OF ISSUE, BORROWERS,                                                  NUMBER OF
        LESSOR, OR SIMILAR PARTY                   DESCRIPTION OF ASSET               SHARES            FAIR VALUE
-----------------------------------------   -----------------------------------  -----------------  -------------------


MUTUAL FUNDS:
  Reliance Trust Company                    Conservative Option Fund                                      $ 12,166,014
  Reliance Trust Company                    Moderate Option Fund                        1,013,769            8,385,493
  Reliance Trust Company                    Aggressive Option Fund                        901,262            6,849,004
  PIMCO                                     Total Return Fund                             535,243            5,711,050
  *MFS                                      Total Return Fund                             415,209            5,509,823
  Vanguard                                  500 Index Fund                                 43,853            4,679,570
  *MFS                                      Massachusetts Investors Trust                 581,790            7,487,636
  *MFS                                      Massachusetts Investors
                                              Growth Stock Fund                         1,460,051           13,476,284
  *MFS                                      Capital Opportunities Fund                    766,758            7,161,524
  *MFS                                      Emerging Growth Fund                          112,129            2,405,169
  Lord Abbett                               Developing Growth Fund                         92,572            1,058,091
  American Funds                            New Perspectives Fund                         173,795            3,135,250
  American Funds                            Europacific Growth Fund                        46,035            1,057,413
                                                                                                        -------------

           Total mutual funds                                                                               79,082,321

COMMON COLLECTIVE FUND--
  *MFS                                      Institutional Fixed Fund                   65,742,160           65,742,160

COMMON STOCK:
  Value City Department Stores, Inc.        Common Stock                                1,882,181            2,087,151
  American Eagle Outfitters, Inc.           Common Stock                                  266,949            3,265,388
                                                                                                        -------------

           Total common stock                                                                                5,352,539
                                                                                                        -------------

TOTAL INVESTMENTS,
  AT FAIR VALUE                                                                                            150,177,020

PARTICIPANT LOANS--
  *Various Participants                     Outstanding Participants Loans
                                              (with interest rates ranging from
                                              5% to 10%, with maturities
                                              through 2021)                                                 9,059,471
                                                                                                        -------------

TOTAL                                                                                                   $ 159,236,491
                                                                                                        =============

*Denotes party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                             The Profit Sharing and 401(k) Plan



Dated:  June 27, 2003        /s/ George Dailey
                             --------------------------------------------
                             By:  George Dailey
                             Title: Plan Administrator

                       THE PROFIT SHARING AND 401(K) PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2002

                                INDEX TO EXHIBITS

Exhibit No.          Description                                 Page Number

      23             Independent Auditors' Consent                    11

      99             Section 906 Certification                        12